Shareholder Meeting

A proposal to approve a merger of your fund into Putnam
Voyager II Fund was approved on September 12, 2002, as follows:

For		16,498,162 shares		84.917%
Against 	  2,119,473 shares		10.909%
Abstain	     811,050 shares		  4.174%

All tabulations are rounded to the nearest whole number.